Exhibit 15.1

FOR IMMEDIATE RELEASE

Editorial Contacts:

Joe Greenhalgh, Director, Investor Relations – USA (510) 713-4430

Ben Starkie, Public Relations Manager – Europe +41-(0) 21-863-5195

Nancy Morrison, Director, Corporate Communications – USA (510) 713-4948

Logitech Delivers Best-Ever Q1 Results

FREMONT, Calif., July 20, 2005 and ROMANEL-SUR-MORGES, Switzerland, July 21, 2005 — Logitech International (SWX: LOGN) (Nasdaq: LOGI) today announced its best-ever Q1 financial results and posted its twenty-seventh consecutive quarter of double-digit revenue growth.

Sales for the first quarter of Fiscal Year 2006, ended June 30, 2005, were $335 million, up 26 percent from $267 million for the same quarter one year ago. Operating income for Q1 was $25.2 million, up 17 percent from $21.6 million last year. Net income for the quarter was $22.4 million ($.23 per share), up 19 percent from $18.9 million ($.19 per share) in the prior year. Gross margin was 32.1, down from 34.1 percent in Q1 of FY 2005.

Retail sales were up by 27 percent, driven by growth in audio, console gaming and corded products. Logitech’s OEM sales were up by 17 percent from the same quarter last year.

“This great Q1, with double-digit sales growth in every region, led by the Americas, signals that Logitech’s FY 2006 is off to the right start,” said Guerrino De Luca, Logitech’s president and chief executive officer. “We are particularly pleased with the better-than-expected market response to our wide range of audio products, which we attribute to the growing popularity of both the MP3 music format and voice communications over the Internet. Even with a significantly higher proportion of audio products in the overall product mix, our gross margin remained in the targeted bracket of 32 to 34 percent, aided by healthy year-over-year improvement in gross margin for the audio category.”

Highlights for Logitech’s first fiscal quarter of 2006 include:

•	Retail sales of Logitech’s audio products grew by 155 percent year over year, fueled by the increasing popularity of digital music in the home and on the go – which has created explosive demand for Logitech speakers and music headphones.

•	Retail sales of the Company’s console gaming products grew by 84 percent, compared with Q1 of last year, due to increased demand for cordless gamepads, console wheels and Logitech’s new line of peripherals for the PSP™ handheld entertainment system.

•	Retail sales of Logitech’s corded products were up by 26 percent, largely due to the popularity of the Logitech MX518 gaming mouse.

•	The Company successfully transitioned its manufacturing operations to its new manufacturing facility in Suzhou, China.

Outlook

Logitech confirmed its financial goals for the current fiscal year, ending March 31, 2006, of 15 percent year-over-year growth for both sales and operating income, with gross margin at the high end of the targeted range of 32 to 34 percent for the full year.

Earnings Teleconference

Logitech will hold an earnings teleconference on Thursday, July 21, 2005 at 14:00 Central European Summer Time/8:00 a.m. Eastern Daylight Time/5:00 a.m. Pacific Daylight Time to discuss these results as well as guidance for Fiscal Year 2006. A live webcast and replay of the teleconference, including presentation slides, will be available at www.logitech.com/investors. Please visit the Web site at least 10 minutes early to register for the teleconference webcast.

About Logitech

Founded in 1981, Logitech designs, manufactures and markets personal peripherals that enable people to effectively work, play, and communicate in the digital world. Logitech International is a Swiss public company traded on the SWX Swiss Exchange (LOGN) and in the U.S. on the Nasdaq National Market System (LOGI). The company has manufacturing facilities in Asia and offices in major cities in North America, Europe and Asia Pacific.

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This press release contains forward-looking statements regarding demand for audio products and expected sales, gross margin, and operating income for Fiscal 2006. These forward-looking statements involve risks and uncertainties that could cause Logitech’s actual performance to differ materially from that anticipated in these forward-looking statements. Factors that could cause actual results to differ materially include our ability to introduce successful products in a timely manner, the effect of pricing, product, marketing and other initiatives by our competitors and our reaction to them on our sales, gross margins and profitability, our ability to match production to demand and to coordinate the worldwide manufacturing and distribution of our products in a timely and cost-effective manner, the sales mix between our lower- and higher-margin products, our operations in China being adversely impacted by strains on Chinese energy, transportation, or other infrastructures, changes in consumer purchasing trends, and fluctuations in exchange rates, as well as those additional factors set forth in our periodic filings with the Securities and Exchange Commission, including its Form 20-F for the fiscal year ended March 31, 2005 available at www.sec.gov. Logitech does not undertake to update any forward-looking statements.

Logitech, the Logitech logo and other Logitech marks are owned by Logitech and may be registered. All other trademarks are the property of their respective owners. For more information about Logitech and its products, visit the Company’s Web site at www.logitech.com.

LOGITECH INTERNATIONAL S.A.

(In thousands, except per share / ADS) - Unaudited

	Quarter Ended June 30
CONSOLIDATED STATEMENTS OF INCOME	2005	2004
Net sales	$334,702	$266,594
Cost of goods sold	227,330	175,728

Gross profit	107,372	90,866

% of net sales	32.1%	34.1%

Operating expenses:
Marketing and selling	46,293	39,569
Research and development	21,018	16,679
General and administration	14,834	13,042

Total operating expenses	82,145	69,290

Operating income	25,227	21,576

Interest income (expense), net	585	(290)
Other income, net	234	896

Income before income taxes	26,046	22,182
Provision for income taxes	3,649	3,327

Net income	$22,397	$18,855

Shares used to compute net income per share and ADS:
Basic	88,457	89,656
Diluted	98,906	100,590
Net income per share and ADS:
Basic	$0.25	$0.21
Diluted	$0.23	$0.19

Note:

Share and per-share data for all periods presented have been adjusted to give effect to the two-for-one stock split that took effect on June 30, 2005.

LOGITECH INTERNATIONAL S.A.

(In thousands) - Unaudited

CONSOLIDATED BALANCE SHEETS	June 30, 2005	March 31, 2005	June 30, 2004
Current assets
Cash and cash equivalents	$298,785	$341,277	$273,976
Accounts receivable	204,867	229,234	150,926
Inventories	189,305	175,986	179,884
Other current assets	52,198	50,364	49,360

Total current assets	745,155	796,861	654,146
Investments	16,681	16,793	16,644
Property, plant and equipment	60,742	52,656	42,068
Intangible assets
Goodwill	133,950	134,286	131,778
Other intangible assets	14,656	15,816	20,744
Other assets	2,287	2,460	3,868

Total assets	$973,471	$1,018,872	$869,248

Current liabilities
Short-term debt	$147,268	$9,875	$9,898
Accounts payable	153,529	177,748	156,622
Accrued liabilities	144,427	156,575	118,910

Total current liabilities	445,224	344,198	285,430
Long-term debt	49	147,788	140,037
Other liabilities	685	737	910

Total liabilities	445,958	492,723	426,377

Shareholders’ equity	527,513	526,149	442,871

Total liabilities and shareholders’ equity	$973,471	$1,018,872	$869,248

LOGITECH INTERNATIONAL S.A.

(In thousands) - Unaudited

	Quarter Ended June 30
SUPPLEMENTAL FINANCIAL INFORMATION	2005	2004
Depreciation	$7,025	$5,916
Amortization of other acquisition-related intangibles	1,160	1,396
Operating income	25,227	21,576
Operating income before depreciation and amortization	33,412	28,888
Capital expenditures	16,172	10,591

Net sales by channel:
Retail	$284,312	$223,471
OEM	50,390	43,123

Total net sales	$334,702	$266,594

Net sales by product family:
Retail - Cordless	$75,305	$76,680
Retail - Corded	72,269	57,569
Retail - Video	48,484	45,895
Retail - Audio	54,797	21,499
Retail - Gaming	20,589	16,249
Retail - Other	12,868	5,579
OEM	50,390	43,123

Total net sales	$334,702	$266,594